BANK

File № 82-4257

07026637

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990, Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

17.08.07
1108/9038

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 30 2007
WASH. D.C.
185

Re: Exemption № 82-4257

SUPPL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dw 9/18

Access to the quarterly report of the issuer

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Content of the Message

2.1. Name of the document, access to which is provided: Quarterly report of the issuer for 2[td] quarter 2007

2.2. Date of publishing the quarterly report at the web-page used by the issuer for information disclosure.

August 15, 2007

2.3. The procedure of providing the interested persons with the copies of the quarterly report. Owners of the bank's shares and other interested persons can receive copies of the quarterly report at their written request for a fee not exceeding the cost of making such copies within a period not exceeding 7 days from the date of the written request.

3. Signature

3.1. Deputy Chairman of the Board	(signature)	A. V. Dolgopolov
3.2. August 15, 2007	Stamp	

Information about decision on securities issue

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2.Content of the Message

2.1.1. The issuer's governing body that approved an issue of securities, the method of decision approval and the form of voting (joint presence or voting in absentia) :
Board of Directors of Bank Vozrozhdenie
Form of voting – joint presence
2.1.2. Date and location of the meeting held by the issuer's governing body, where the additional issue of securities was approved:
August 15, 2007; 7/4 Luchnikov pereulok, bldg. 1, Moscow
2.1.3. Date and number of the minutes of the meeting, where the additional issue of securities was approved:
August 15, 2007; Minutes No2.
2.1.4. Quorum and voting results of the meeting of the authorized governing body of the issuer where the decision on the securities issue was made.
Total number of members of the Board of Directors of Bank Vozrozhdenie participated in the meeting: 11 from 12 members. The quorum was in place. 11 members of the Board of Directors participated in the voting. The decision was made unanimously.
2.2.5. Full text of the decision on the securities issue made.
To approve the decision on the issue of Bank Vozrozhdenie (hereinafter referred to as the Bank) securities - interest-bearing non-convertible secured documentary bonds of series 02 payable to bearer with obligatory centralized keeping without option of early redemption and maturity of 1097 (one thousand ninety seven) days from the initial date of issue in the amount of 5 000 000 (five million) pieces with the nominal value of RUB1000 (one thousand) each and the total nominal value of RUB 5 000 000 000 (five billion), secured with the guarantee of Vozrozhdenie Finance (Non-public joint-stock company), to be placed through open subscription at a price of 100 (one hundred) per cent of the nominal value of bonds (starting from the second day of the bond issue a buyer while purchasing bonds shall pay accrued coupon income) with a payment to be made by bank transfer in the currency of the Russian Federation. The redemption of the bonds shall be made by the bank itself on the maturity date. The Bank shall be entitled to appoint payment agents for making payments on bonds and to cancel these appointments. In case if the maturity date is a non-working day whether it's a state holiday or non-working day for clearing transactions, the payment shall be made on the first day after the non-working day. The bond owner shall have no right to demand interest accrual or any other compensation for such kind of delay in payment.
The amount of coupon accrued for each coupon period as an annual per cent of the bonds' nominal value and to be paid at the end of the relevant coupon period shall be considered as the income on bonds. The bonds has six coupons. The duration of the first coupon period is determined as 187 (one hundred eighty seven) days. The duration of each of the coupon periods from the second to the sixth will be equal to 182 (one hundred eighty two) days. The rate of the first coupon shall be fixed at the auction to be carried out at Non-public joint-stock company MICEX Stock Exchange on the first date of bond placement. The coupon rate for coupons from the second to the sixth shall be equal to the first one.
The first bond owners (purchasers) shall bear the costs related to entering records about crediting placed bonds to depo-accounts of such bond owners.
2.6. Providing the shareholders of the issuer and other persons with preemptive rights.
There shall be no preemptive rights for purchasing the securities.
2.7. The issuer shall be obliged to disclose information after each step of procedure of securities issue if registration of the prospectus is made at the issuer's discretion.
Bank Vozrozhdenie shall register the Bond issue prospectus and disclose information after each step of the procedure of securities issue according to the legislation of the Russian Federation.

3. Signature

3.1. Deputy Chairman of the Board	(signature)	A. V. Dolgopolov
3.2. August 15, 2007	Stamp	

Approval of the decision on additional bond issue

1. General Data

1.1. Full corporate name of the issúer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2.**Content of the Message**

2.2.1. The issuer's governing body that approved an issue of securities, the method of decision approval and the form of voting (joint presence or voting in absentia):
Board of Directors of Bank Vozrozhdenie
Form of voting — joint presence
2.2.2. Date and location of the meeting held by the issuer's governing body, where the additional issue of securities was approved:
August 15, 2007; 7/4 Luchnikov pereulok, bldg. 1, Moscow
2.2.3. Date and number of the minutes of the meeting, where the additional issue of securities was approved:
August 15, 2007; Minutes No2.
2.2.4. Quorum and voting results of the meeting of the authorized governing body of the issuer where the decision on the securities issue was made.
Total number of members of the Board of Directors of Bank Vozrozhdenie participated in the meeting: 11 from 12 members. The quorum was in place. 11 members of the Board of Directors participated in the voting. The decision was made unanimously.
2.2.5. Category (type), series and other identification characteristics of securities issued:
Interest-bearing non-convertible secured documentary bonds of series 02 payable to bearer with obligatory centralized keeping without option of early redemption and maturity of 1097 (one thousand ninety seven) days from the initial date of issue.
2.2.6. Maturity (for bonds and options):
The maturity of the bonds is 1 097 (one thousand ninety seven) days from the initial date of issue
2.2.7. The number of securities to be issued and nominal value of each security to be issued (if availability of nominal value is stipulated by the Russian law):
5,000,000 (Five million) pieces of RUB 1000 (one thousand) nominal value each.
2.2.8. Method of securities placement:
Open subscription
2.2.9. Price for securities issued or procedure of its defining.
The price for securities issued was determined by the decision of the Board of Directors of Bank Vozrozhdenie at 100% of the nominal value of bonds.
Starting from the second day of bonds issue a buyer while purchasing bonds shall pay accrued coupon income (NKD), that is calculated from the initial date of issue as follows:
NKD = C(1) * Nom * (T-T(0)) / (365*100%), in rubles, where
Nom — nominal value of 1 bond in rubles
C(1) — interest rate of first coupon, per cent per annum
T — current date
T(0) — initial date of issue
T-T(0) — number of days from the initial date of issue till the current date.
Accrued coupon income per one bond is calculated with approximation to 1 kopek (approximation is made according to the mathematic rules to the closest whole number).
2.2.10. Term (opening and closing dates) of issuing securities and order of its definition.
Initial date of bond issue
The Initial date of bond issue is determined by the Board of Directors of the Bank. The Bank shall publish information on the date of bond issue initiation according to the order and terms settled in the paragraph 14 of the Decision on bond issue and the paragraph 2.9. of the bond issue prospectus.
The Initial date of bond issue shall not be earlier than two weeks after publishing the information on state registration of the issue in "Izveztia" newspaper.
Starting from the date of publishing the information on state registration of the issue all potential purchasers shall be entitled to get acquainted with a copy of the decision and a copy of the bond issue prospectus at the following address: 7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia, tel. + 7 495) 620-18-61, or on the web-site of the Bank: www.vbank.ru
Date of bond issue closing
The Date of bond issue closing is determined as the earliest of two dates:
a) 5 (fifth) business day after the Initial date of bond issue;

b) date of placement the last bond of this issue, but not later than 1 year from the date of state registration of this issue of securities.

2.2.11. Other terms and conditions of securities issue, specified by the decision on securities issue
There shall be no other terms of security issue.
2.2.12. Providing the shareholders of the issuer and other persons with preemptive rights.
There shall be no preemptive rights for purchasing the securities.
2.2.13. The issuer shall be obliged to disclose information after each step of procedure of securities issue if registration of the prospectus is made at the issuer's discretion.
Bank Vozrozhdenie shall register the Bond issue prospectus and disclose information after each step of procedure of securities issue according to the legislation of the Russian Federation.

3. Signature

3.1. Deputy Chairman of the Board (signature) A. V. Dolgopolov

3.2. August 15, 2007 Stamp

END